Exhibit 17.1

Kevin S. Flannery

232 West Market Street

Leesburg, Virginia 20176

Telephone 540-352-4400	Fax 703-997-6577

September 16, 2009

William Steckel

Director

Daystar Technologies Inc.

2975 Stender Way

Santa Clare CA

Dear Bill.

This is my notice to Daystar of my resignation from its Board of Directors effective upon receipt of a $2 million deposit into our account from EPOD Solar pursuant to the Board resolutions of September 15, 2009. I expect the payment to be made by the close of business today September 19, 2009. I will remain a Director and will continue to fulfill my duties until the funds are received.

Respectfully submitted,

/s/ Kevin S. Flannery
Director
DayStar Technologies, Inc.